Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2015	2014

INCOME
Operating Revenues	$1,612,199	$2,086,918

Operating Expenses
Purchased Gas	264,962	565,323
Operation and Maintenance	470,113	467,814
Property, Franchise and Other Taxes	88,991	90,713
Depreciation, Depletion and Amortization	303,963	393,414
Impairment of Oil and Gas Producing Properties	1,561,709	—
	2,689,738	1,517,264

Operating Income (Loss)	(1,077,539)	569,654

Other Income (Expense):
Interest Income	4,464	4,725
Other Income	9,274	10,416
Interest Expense on Long-Term Debt	(103,977)	(89,620)
Other Interest Expense	(4,144)	(3,925)

Income (Loss) Before Income Taxes	(1,171,922)	491,250

Income Tax Expense (Benefit)	(518,646)	189,349

Net Income (Loss) Available for Common Stock	$(653,276)	$301,901

Earnings Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$(7.73)	$3.59

Diluted:
Net Income (Loss) Available for Common Stock	$(7.73)	$3.55

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,499,299	84,056,263

Used in Diluted Calculation	84,499,299	85,013,301